Randy J. Sparling
(612) 373-8425
Fax: (612) 338-4608
E-mail: rsparling@felhaber.com
Reply to Minneapolis Office

November 5, 2008

By Federal Express and EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation Form 10-KSB for the year ended December 31, 2007 Form 10-Q for the quarter ended June 30, 2008 SEC File No. 0-2000 Our File No. 17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”) we are submitting this letter in response to the recent discussions between members of your staff and our office addressing our October 24, 2008 response to your letter dated October 17, 2008, which comments on Entrx’s Form 10-KSB for the year ended December 31, 2007 and Entrx’s Form 10-Q for the quarter ended June 30, 2008. We believe this will conclude the communications between us on these matters and that your comments have been resolved as noted below.

November 5, 2008

Comment 2. Financial Statements - Consolidated Statements of Operations, page 23 of 2007 Form 10-KSB.

Entrx recognizes that its financial statements for the 2006 period contain a misclassification with respect to the reporting of: (i) the gain on sale of building, land and improvements and (ii) income from settlements. Due to the limited significance of the misclassification, Entrx will not be amending the reports containing the misclassifications; however, should Entrx submit selected financial data in its periodic reports or registration statements which include the 2006 financial statements, the misclassifications will be corrected in such selected financial data.

Comment 3. Notes to Financial Statement - Note 5 - Investments in Unconsolidated Affiliates, page 31 of 2007 Form 10-KSB.

With respect to its investment in Catalytic Solutions, Inc. (“Catalytic”), Entrx has been concerned that the Alternate Investment Market of the London Stock Exchange (the “AIM” market) on which Catalytic shares are traded and in particular the market for Catalytic shares in the AIM market do not involve the breadth and scope of market contemplated by SFAS 115 to use AIM market trading prices as an indication of the readily-determined fair value of Entrx’s investment in Catalytic.

We appreciate your analysis and conclusions relative to the AIM market and Entrx is changing its accounting practices with respect to its Catalytic holdings. Below is a draft of the footnote contemplated to be included in the Form 10-Q for the three month period ended September 30, 2008 concerning the Entrx investment in available-for sale securities:

November 5, 2008

“The Company also has a minority investment in the common stock of Catalytic Solutions, Inc., which is traded on the Alternate Investment Market of the London Stock Exchange for smaller companies (the “AIM” market). Prior to the third quarter of 2008, this investment was included in investments in unconsolidated affiliates on the Consolidated Balance Sheets and was carried at cost based on our assessment that the AIM market was not of a comparable breadth and scope to a U.S. market. During the third quarter of 2008, the Company changed its method of accounting for its investment in the common stock of Catalytic Solutions, Inc. to reclassify this investment to an available-for-sale security, based on the continued expansion of the breadth and scope of the AIM market and the Company’s related interpretations of SFAS 115.

We recognized an impairment charge on our Catalytic Solutions, Inc. investment of $150,000 during the three months ended September 30, 2008, which represented the difference between the market value quoted on the AIM market on September 30, 2008 and Entrx’s carrying value. Our determination that there was an impairment with respect to Entrx’s investment in the common stock of Catalytic Solutions was based the severity of the decline in the quoted market price below our carrying value and our belief that there had been impairment indicators as discussed in EITF 03-1, including factors that raise significant concerns about Catalytic Solution’s ability to continue as a going concern. We previously had been carrying our Catalytic investment at $1.17 per share. Based upon the last trade on the AIM market on September 26, 2008, the value would be $.7965 per share (after conversion to US dollars). As a result of these conditions, Entrx recorded an impairment charge of $150,000, corresponding to a remaining carried value of $0.78 per share.”

Our client intends to submit its quarterly report on 10-Q for the period ended September 30, 2008 within the next week. Accordingly, if you have any issues with the foregoing, please contact us.

Yours very truly,

/s/ Randy J. Sparling

Randy J. Sparling